Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(millions of dollars)
Earnings, as defined:
Income from continuing operations	$1,720	$1,911	$1,923	$1,957	$1,615
Income taxes	801	692	529	532	327
Fixed charges included in the determination of income from continuing operations, as below	1,194	1,124	1,094	1,025	899
Amortization of capitalized interest	34	25	21	21	17
Distributed income of equity method investees	33	32	95	74	69
Less: Equity in earnings of equity method investees	25	13	55	58	52
Total earnings, as defined	$3,757	$3,771	$3,607	$3,551	$2,875

Fixed charges, as defined:
Interest expense	$1,121	$1,038	$1,035	$979	$849
Rental interest factor	46	52	41	32	28
Allowance for borrowed funds used during construction	27	34	18	14	22
Fixed charges included in the determination of income from continuing operations	1,194	1,124	1,094	1,025	899
Capitalized interest	140	155	107	75	88
Total fixed charges, as defined	$1,334	$1,279	$1,201	$1,100	$987

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.82	2.95	3.00	3.23	2.91
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.